EXHIBIT 6

Section 321(b) Consent

Pursuant to Section 321(b) of the Trust Indenture Act of 1939, as amended, Wilmington Trust, National Association hereby consents that reports of examinations by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon requests therefor.

WILMINGTON TRUST, NATIONAL ASSOCIATION

Dated: April 18, 2019	By:	/s/ Michael D. Miller
	Name:	Michael D. Miller
	Title:	Vice President